EXHIBIT 99.1

                                [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

       CHEMGENEX AND STRAGEN PHARMA CREATE ALLIANCE TO ACCELERATE CLINICAL
               DEVELOPMENT AND COMMERCIALIZATION OF CEFLATONIN(R)

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A. AND GENEVA, SWITZERLAND (JUNE 28, 2005): ChemGenex Pharmaceuticals Limited (ASX: CXS, NASDAQ: CXSP), based in Melbourne, Australia and Menlo Park, California, U.S.A., and Stragen Pharma S.A., based in Geneva, Switzerland, today announced an international alliance to accelerate the clinical development of ChemGenex's lead anti-cancer therapeutic, Ceflatonin(R).

Ceflatonin(R) is currently in a Phase 2 Clinical Trial at the M.D. Anderson Cancer Center in Houston, Texas treating chronic myeloid leukemia (CML) patients who are resistant to Gleevec(R). In addition to CML, Ceflatonin(R) has established clinical activity in other hematological malignancies (blood cell cancers) including myelodysplastic syndrome (MDS) and acute myeloid leukemia
(AML).

ChemGenex and Stragen will combine their respective strengths to pursue clinical approval of Ceflatonin(R) in the US, Europe, Australia and other territories. ChemGenex provides expertise in drug development and clinical trial management while Stragen offers GMP manufacturing, distribution, and marketing expertise.

Stragen has a patented manufacturing process for a semi-synthetic highly purified form of homoharringtonine, the active molecule in Ceflatonin(R) and has patented a suite of derivative molecules of homoharringtonine. ChemGenex will exclusively license the global rights to Stragen's manufacturing process and novel analogues under the terms of the alliance.

Under the terms of the alliance ChemGenex will be responsible for the global clinical development of Ceflatonin(R), as well as registration and marketing in North America and Asia-Pacific. Stragen will be responsible for drug production and global supply, as well as facilitating regulatory approvals within Europe. In addition, ChemGenex will engage Stragen's established European clinical network to accelerate the development of Ceflatonin(R). Once Ceflatonin(R) is approved in Europe, the alliance partners will market the product under the ChemGenex brand. The eventual profit split of sales in this territory will be shared ChemGenex 49%, Stragen 51%.

"The alliance with Stragen is a great opportunity for both companies to capitalize on our respective strengths and to accelerate the development of Ceflatonin(R) as a potential new therapy for chronic and acute leukemia," said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex Pharmaceuticals. "This alliance expands ChemGenex's global presence and gives us an outstanding partner with whom to progress regulatory approval and eventual marketing of Ceflatonin(R) in Europe."

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ALLIANCE TO ACCELERATE CLINICAL DEVELOPMENT AND COMMERCIALIZATION OF
CEFLATONIN (R)
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"We are very pleased to be able to partner with ChemGenex on the development of this promising anticancer drug," said Jean-Luc Tetard, President of Stragen Pharma. "Stragen's manufacturing capabilities and established European drug distribution and marketing network, combined with ChemGenex's strong clinical development and pharmaceutical marketing capabilities make this an ideal partnership for the development and commercialization of Ceflatonin(R)."

Benefits of the alliance

     o Access to a European investigator network to accelerate clinical development.

     o A strong combined patent portfolio around homoharringtonine and related analogs to provide broader and longer market exclusivity.

     o Leverages each party's respective strengths in clinical development, marketing and manufacturing.

     o    Establishes a commercial infrastructure for ChemGenex in Europe.


ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (www.chemgenex.com)

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)     Australia         +61 3 5227 2752
                                                 USA               (650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)        USA               (650) 474-9800 ext 108
                                                 Australia         +61 3 5227 2703
Mr Hershel Berry (Investor Relations)            USA               (415) 392-3310


SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market

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ALLIANCE TO ACCELERATE CLINICAL DEVELOPMENT AND COMMERCIALIZATION OF
CEFLATONIN(R)
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products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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